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                                             File No. 70-8785


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                        AMENDMENT NO. 1
                               TO
                             FORM U-1


                     APPLICATION/DECLARATION


                              UNDER


          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                  NEW ENGLAND ELECTRIC SYSTEM
                              and
               NEW ENGLAND ELECTRIC RESOURCES, INC.
                        25 Research Drive
                Westborough, Massachusetts  01582

            (Names of companies filing this statement and address of principal executive offices)


                   NEW ENGLAND ELECTRIC SYSTEM

    (Name of top registered holding company in parent system)

John G. Cochrane                   Robert King Wulff
Treasurer                          Corporation Counsel
25 Research Drive                  25 Research Drive
Westborough, MA  01582             Westborough, MA  01582

           (Names and Addresses of agents for service)

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PAGE 2

A.   The filing is hereby amended to include New England
     Electric System as an applicant/declarant.

B.   Item 1, "Purchase of Equity in MTC and NEP's Participation
     in the Beta Program" is amended by deleting the second
     sentence in the second paragraph and replacing it with the following new sentence:
     -----------------------

     NEERI's investment in the shares will result in NEERI's ownership of not more than 4.99% of the voting securities of MTC.

C.   Item 1, "Purchase of Equity in MTC and NEP's Participation
     in the Beta Program" is amended by deleting the fourth
     sentence in the second paragraph and replacing it with the following new sentence:
     -----------------------

     NEERI will also receive A and B warrants which will be exercisable under certain terms and conditions to ensure that NEERI's ownership does not exceed 4.99% of the voting securities of MTC.

D.   Item 1, "Purchase of Equity in MTC and NEP's Participation
     in the Beta Program" is amended by adding the following
     sentence to the end of the last paragraph:
     ------------------------------------------

     These investments will take the form of preferred stock, common stock, warrants, or debt which may be convertible into equity.

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PAGE 3

                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 1 to Application/Declaration on Form U-1 (Commission's File No. 70-8785) to be signed on their behalf by the undersigned officers thereunto duly authorized by such companies.

                           NEW ENGLAND ELECTRIC SYSTEM


                                s/Michael E. Jesanis
                           By _____________________________
                               Michael E. Jesanis
                                Treasurer



                           NEW ENGLAND ELECTRIC RESOURCES, INC.


                                s/John G. Cochrane
                           By _____________________________
                               John G. Cochrane
                                Treasurer


Dated:  February 26, 1996






The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumed or shall be held to any liability therefor.